Exhibit 99.1

As used herein, the “Company” refers to Ardagh Metal Packaging S.A., and “we”, “our”, “us”, “AMP” and the “Group” refer to AMPSA and its consolidated subsidiaries, unless the context requires otherwise.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INTERIM INCOME STATEMENT

		Unaudited			Unaudited
		Three months ended September 30, 2026			Three months ended September 30, 2025
		Before			Before
		exceptional	Exceptional		exceptional	Exceptional
		items	items	Total	items	items	Total
	Note	$'m	$'m	$'m	$'m	$'m	$'m
			Note 5			Note 5
Revenue	4	1,694	—	1,694	1,428	—	1,428
Cost of sales		(1,497)	(1)	(1,498)	(1,233)	(1)	(1,234)
Gross profit		197	(1)	196	195	(1)	194
Sales, general and administration expenses		(69)	(1)	(70)	(71)	(2)	(73)
Intangible amortization		(12)	—	(12)	(34)	—	(34)
Operating profit		116	(2)	114	90	(3)	87
Net finance expense	6	(61)	8	(53)	(56)	6	(50)
Profit before tax		55	6	61	34	3	37
Income tax charge		(17)	—	(17)	(10)	—	(10)
Profit for the period		38	6	44	24	3	27

Profit attributable to:
Equity holders				44			27
Non-controlling interests				—			—
Profit for the period				44			27

Earnings per share:
Basic and diluted earnings per share attributable to equity holders	7			$0.07			$0.04

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INTERIM INCOME STATEMENT

		Unaudited			Unaudited
		Nine months ended September 30, 2026			Nine months ended September 30, 2025
		Before			Before
		exceptional	Exceptional		exceptional	Exceptional
		items	items	Total	items	items	Total
	Note	$'m	$'m	$'m	$'m	$'m	$'m
			Note 5			Note 5
Revenue	4	4,911	—	4,911	4,151	—	4,151
Cost of sales		(4,296)	(3)	(4,299)	(3,606)	(16)	(3,622)
Gross profit		615	(3)	612	545	(16)	529
Sales, general and administration expenses		(236)	(7)	(243)	(213)	(4)	(217)
Intangible amortization		(84)	—	(84)	(102)	—	(102)
Operating profit		295	(10)	285	230	(20)	210
Net finance expense	6	(180)	3	(177)	(171)	4	(167)
Profit before tax		115	(7)	108	59	(16)	43
Income tax (charge)/credit		(35)	1	(34)	(17)	1	(16)
Profit for the period		80	(6)	74	42	(15)	27

Profit attributable to:
Equity holders				74			27
Non-controlling interests				—			—
Profit for the period				74			27

Earnings per share:
Basic and diluted earnings per share attributable to equity holders	7			$0.12			$0.02

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

		Unaudited
		Three months ended September 30,		Nine months ended September 30,
		2026	2025	2026	2025
	Note	$'m	$'m	$'m	$'m
Profit for the period		44	27	74	27

Other comprehensive (expense)/income
Items that may subsequently be reclassified to income statement
Foreign currency translation adjustments:
-Arising in the period		(1)	2	15	(45)
		(1)	2	15	(45)
Effective portion of changes in fair value of cash flow hedges:
-New fair value adjustments into reserve		15	21	54	(15)
-Movement out of reserve to income statement		1	(6)	(5)	19
-Movement in deferred tax		—	(2)	1	(2)
		16	13	50	2
Loss recognized on cost of hedging
-New fair value adjustments into reserve		—	—	(1)	(1)
		—	—	(1)	(1)
Items that will not be reclassified to income statement
-Re-measurement of employee benefit obligations	11	11	1	16	9
-Deferred tax movement on re-measurement of employee benefit obligations		(3)	1	(4)	(1)
		8	2	12	8

Total other comprehensive income/(expense) for the period		23	17	76	(36)

Total comprehensive income/(expense) for the period		67	44	150	(9)

Attributable to:
Equity holders		67	44	150	(10)
Non-controlling interests		—	—	—	1
Total comprehensive income/(expense) for the period		67	44	150	(9)

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

		Unaudited	Unaudited
		At September 30,	At December 31,
		2026	2025
	Note	$'m	$'m
Non-current assets
Intangible assets	8	1,087	1,181
Property, plant and equipment	8	2,403	2,515
Derivative financial instruments		14	2
Deferred tax assets		54	62
Employee benefit assets		16	15
Other non-current assets		64	64
		3,638	3,839
Current assets
Inventories		580	509
Trade and other receivables		676	467
Contract assets		273	267
Income tax receivable		22	34
Derivative financial instruments		30	41
Cash, cash equivalents and restricted cash		213	522
		1,794	1,840
TOTAL ASSETS		5,432	5,679

Equity attributable to owners of the parent
Equity share capital	9	7	7
Share premium	9	5,989	5,989
Other reserves		(5,698)	(5,707)
Retained earnings		(1,066)	(972)
		(768)	(683)
Non-controlling interests		8	8
TOTAL EQUITY		(760)	(675)

Non-current liabilities
Borrowings	10	4,206	4,301
Employee benefit obligations		135	152
Derivative financial instruments		15	20
Deferred tax liabilities		122	117
Other liabilities and provisions	12	44	35
		4,522	4,625
Current liabilities
Borrowings	10	111	118
Interest payable		53	18
Derivative financial instruments		15	17
Trade and other payables		1,457	1,539
Income tax payable		25	27
Other liabilities and provisions	12	9	10
		1,670	1,729
TOTAL LIABILITIES		6,192	6,354
TOTAL EQUITY and LIABILITIES		5,432	5,679

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

	Unaudited
	Attributable to the owners of the parent

			Foreign	Cash	Cost
			currency	flow	of				Non-
	Share	Share	translation	hedge	hedging	Other	Retained		controlling	Total
	capital	premium	reserve	reserve	reserve	reserves	earnings	Total	interests	equity
	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$’m	$'m
	Note 9	Note 9
At January 1, 2025	267	5,989	—	(8)	—	(5,652)	(738)	(142)	6	(136)
Profit for the period	—	—	—	—	—	—	27	27	—	27
Other comprehensive (expense)/income	—	—	(46)	2	(1)	—	8	(37)	1	(36)
Hedging losses transferred to cost of inventory	—	—	—	10	—	—	—	10	—	10
Transactions with owners in their capacity as owners
NOMOQ put and call liability (Note 12)	—	—	—	—	—	(2)	—	(2)	1	(1)
Dividends (Note 14)	—	—	—	—	—	—	(198)	(198)	—	(198)
At September 30, 2025	267	5,989	(46)	4	(1)	(5,654)	(901)	(342)	8	(334)

At January 1, 2026	7	5,989	(80)	26	—	(5,653)	(972)	(683)	8	(675)
Profit for the period	—	—	—	—	—	—	74	74	—	74
Other comprehensive income/(expense)	—	—	15	50	(1)	—	12	76	—	76
Hedging gains transferred to cost of inventory	—	—	—	(53)	—	—	—	(53)	—	(53)
Transactions with owners in their capacity as owners
NOMOQ put and call liability (Note 12)	—	—	—	—	—	(2)	—	(2)	—	(2)
Dividends (Note 14)	—	—	—	—	—	—	(180)	(180)	—	(180)
At September 30, 2026	7	5,989	(65)	23	(1)	(5,655)	(1,066)	(768)	8	(760)

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

		Unaudited
		Three months ended September 30,		Nine months ended September 30,
		2026	2025	2026	2025
	Note	$'m	$'m	$'m	$'m
Cash flows from operating activities
Cash generated from operations	13	196	214	273	257
Net interest paid		(12)	(18)	(122)	(117)
Settlement of foreign currency derivative financial instruments		—	(8)	(8)	(39)
Income tax paid		(5)	(7)	(18)	(20)
Cash flows from operating activities		179	181	125	81

Cash flows used in investing activities
Purchase of property, plant and equipment and intangible assets		(43)	(50)	(138)	(131)
Net cash used in investing activities		(43)	(50)	(138)	(131)

Cash flows used in financing activities
Proceeds from borrowings		10	30	155	30
Repayment of borrowings		(30)	(2)	(152)	(8)
Deferred debt issue costs paid		—	(3)	(12)	(6)
Lease payments		(31)	(31)	(105)	(82)
Dividends paid	14	(60)	(66)	(180)	(198)
Net cash used in financing activities		(111)	(72)	(294)	(264)

Net increase/(decrease) in cash, cash equivalents and restricted cash		25	59	(307)	(314)

Cash, cash equivalents and restricted cash at beginning of period		189	256	522	610
Foreign exchange (losses)/gains on cash, cash equivalents and restricted cash		(1)	2	(2)	21
Cash, cash equivalents and restricted cash at end of period		213	317	213	317

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.     General information

Ardagh Metal Packaging S.A. (the “Company” or “AMPSA”) was incorporated in Luxembourg on January 20, 2021. The Company’s registered office is 56, rue Charles Martel, L-2134 Luxembourg, Luxembourg.

Approximately 76% of the issued ordinary shares of the Company are indirectly held by Ardagh Holdings S.A., a company registered in Luxembourg (together with its subsidiaries other than AMPSA and its subsidiaries, the “Ardagh Group”). The Ardagh Group capital structure is separate and distinct from AMPSA’s capital structure. During the period, the Ardagh Group announced that it had instructed its advisers to prepare for a potential sale of some or all of its shareholding in the Company and also provided subsequent updates in respect of that process, the timing and outcome of which remain subject to on-going developments.

The Company is an independent, pure-play metal beverage can company, whose ordinary shares are listed on the New York Stock Exchange under the ticker symbol “AMBP.” The Company and its subsidiaries (together, the “Group”) are a leading supplier of metal beverage cans globally, with a particular focus on the Americas and Europe. The Group supplies sustainable and infinitely recyclable metal packaging to a diversified customer base of leading global, regional and national beverage producers. AMP operates 23 production facilities in Europe and the Americas and employs approximately 6,500 people.

The Group does not have any operations within Russia or Ukraine and continues to monitor and comply with the various sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the European Union, the United Kingdom and the United Nations Security Council that have been imposed on the Russian government and certain Russian entities and individuals.

These unaudited consolidated interim financial statements reflect the consolidation of the legal entities forming the Group for the periods presented.

The accounting policies that have been applied to the unaudited consolidated interim financial statements are described in note 3.

2.     Statement of directors’ approval

The unaudited consolidated interim financial statements were approved for issue by the board of directors of AMPSA (the “Board”) on October 20, 2026.

3.     Summary of accounting policies

Basis of preparation

The unaudited consolidated interim financial statements of the Group for the three and nine months ended September 30, 2026 and 2025, have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’. The unaudited consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the Annual Report for the year ended December 31, 2025, which was prepared in accordance with IFRS® Accounting Standards and related interpretations as issued by the International Accounting Standards Board (“IASB”).

Ardagh Metal Packaging S.A.

The unaudited consolidated interim financial statements are presented in U.S. dollar rounded to the nearest million. The functional currency of the Company is euro.

Income tax in interim periods is accrued using the effective tax rate expected to be applied to annual earnings.

The accounting policies, presentation and methods of computation followed in the unaudited consolidated interim financial statements are consistent with those applied in the Group’s latest Annual Report.

Going concern

At the date that the unaudited consolidated interim financial statements were approved for issue by the Board, the Board has formed the judgment that there is a reasonable expectation that the Group will have adequate resources to continue in operational existence for the foreseeable future. Accordingly, these unaudited consolidated interim financial statements have been prepared on a going concern basis. In assessing whether the going concern assumption is appropriate, the Board has taken into account all available information about a period, extending to at least, September 30, 2027.

In arriving at its conclusion, the Board has taken account of the Group’s current and anticipated trading performance, together with current and anticipated levels of cash and net debt, the availability of committed borrowing facilities and external factors including the evolving trade and tariff environment, economic and exchange rate volatility linked to political and geopolitical risks, the separate and distinct AMPSA capital structure and the Ardagh Group’s announcements outlined in note 1, and as a result, it is the Board’s judgment that it is appropriate to prepare the unaudited consolidated interim financial statements using the going concern basis.

Recent changes in accounting pronouncements

New standards and amendments to existing standards and interpretations which are effective for annual periods beginning on or after January 1, 2026, and have not been early adopted by the Group include IFRS 18 ‘Presentation and Disclosure in Financial Statements’ which will replace IAS 1 ‘Presentation of Financial Statements.’ IFRS 18 will retain many of the principles from IAS 1 with limited changes, in particular, it will not impact the recognition or measurement of items in the financial statements, or items which are presented in the income statement. IFRS 18 will introduce new presentation of items within the income statement, new required disclosures in the financial statements for certain management defined performance measures reported outside of an entity’s financial statements, and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. The standard is effective for annual periods beginning on or after January 1, 2027 with retrospective application to all comparative periods. The Board’s assessment of the impact of this standard on the consolidated financial statements is on-going.

The Board’s assessment of the impact of other new or amended standards which are not yet effective and which have not been early adopted by the Group, including various Amendments to IFRS 9 and IFRS 7 regarding ‘Contracts Referencing Nature-dependent Electricity’ and ‘Classification and the Measurement of Financial Instruments’, and IFRS 19 ‘Subsidiaries without Public Accountability’ is on-going however they are not expected to have a material effect on the consolidated financial statements.

4.     Segment analysis

The Group’s two operating and reportable segments, Europe and Americas, reflect the basis on which the Group’s performance is reviewed by management and presented to the Chief Operating Decision Maker (“CODM”). The CODM has been identified as being the Board.

Ardagh Metal Packaging S.A.

Performance of the Group is assessed based on Adjusted EBITDA. Adjusted EBITDA is the profit or loss for the period before income tax charge or credit, net finance expense or income, depreciation and amortization and exceptional operating items. Sales contracts generally provide for the pass through of metal and energy price fluctuations as well as a mechanism for the recovery of other input cost inflation, while certain contracts have tolling arrangements whereby customers arrange for the procurement of metal themselves. Consequently, the CODM evaluates the financial effects of the business activities of the reportable segments based on Adjusted EBITDA, which includes the net impact of the pass through pricing model operated by the business.

Segmental revenues are derived from sales to external customers. Inter-segmental revenue is not material.

Reconciliation of profit for the period to Adjusted EBITDA

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
	$'m	$'m	$'m	$'m
Profit for the period	44	27	74	27
Income tax charge	17	10	34	16
Net finance expense	53	50	177	167
Depreciation and amortization	97	118	337	343
Exceptional operating items	2	3	10	20
Adjusted EBITDA	213	208	632	573

Segment results for the three months ended September 30, 2026 and 2025 are:

	Revenue		Adjusted EBITDA
	2026	2025	2026	2025
	$'m	$'m	$'m	$'m
Europe	693	625	91	82
Americas	1,001	803	122	126
Group	1,694	1,428	213	208

Segment results for the nine months ended September 30, 2026 and 2025 are:

	Revenue		Adjusted EBITDA
	2026	2025	2026	2025
	$'m	$'m	$'m	$'m
Europe	2,016	1,768	271	208
Americas	2,895	2,383	361	365
Group	4,911	4,151	632	573

One customer accounted for greater than 10% of total Group revenue across both reportable segments in the three and nine months ended September 30, 2026 (2025: one).

Within each reportable segment our respective packaging containers have similar production processes and classes of customers. Further, they have similar economic characteristics, as evidenced by similar profit margins, similar degrees of risk and similar opportunities for growth. Based on the foregoing, we do not consider that they constitute separate product lines and, therefore, additional disclosures relating to product lines are not necessary.

Ardagh Metal Packaging S.A.

The following illustrates the disaggregation of revenue by destination for the three months ended September 30, 2026:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Europe	690	—	3	693
Americas	—	882	119	1,001
Group	690	882	122	1,694

The following illustrates the disaggregation of revenue by destination for the three months ended September 30, 2025:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Europe	618	2	5	625
Americas	—	688	115	803
Group	618	690	120	1,428

The following illustrates the disaggregation of revenue by destination for the nine months ended September 30, 2026:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Europe	2,003	2	11	2,016
Americas	—	2,512	383	2,895
Group	2,003	2,514	394	4,911

The following illustrates the disaggregation of revenue by destination for the nine months ended September 30, 2025:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Europe	1,743	5	20	1,768
Americas	—	2,021	362	2,383
Group	1,743	2,026	382	4,151

The following illustrates the disaggregation of revenue based on the timing of transfer of goods and services:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
	$'m	$'m	$'m	$'m
Over time	1,361	1,141	3,932	3,332
Point in time	333	287	979	819
Group	1,694	1,428	4,911	4,151

Ardagh Metal Packaging S.A.

5.     Exceptional items

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
	$'m	$'m	$'m	$'m
Start-up related and other costs	1	1	3	6
Impairment - property, plant and equipment	—	—	—	10
Exceptional items – cost of sales	1	1	3	16
Transaction-related and other costs	1	2	7	4
Exceptional items – SG&A expenses	1	2	7	4
Exceptional finance income	(8)	(6)	(3)	(4)
Exceptional items – finance income	(8)	(6)	(3)	(4)
Exceptional income tax credit	—	—	(1)	(1)
Total exceptional items, net of tax	(6)	(3)	6	15

ss

Exceptional items are those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence.

2026

A net charge of $6 million has been recognized as exceptional items in the nine months ended September 30, 2026, primarily comprising:

●	$3 million start-up related and other costs, principally in Europe relating to the Group’s investment programs.
●	$7 million of transaction-related and other costs, primarily comprised of legal fees incurred in respect of litigation proceedings taken against a customer in the Americas which progressed to trial during the period (note 16), and professional advisory fees and other costs incurred in respect of the Group’s transformation initiatives.
●	$3 million exceptional finance income relates to a gain on the movement in fair value of the Earnout Shares (note 12).
●	Tax credits of $1 million have been recognized in relation to the above items.

2025

A net charge of $15 million has been recognized as exceptional items in the nine months ended September 30, 2025, primarily comprising:

●	$6 million start-up related and other costs in the Americas ($3 million) and in Europe ($3 million), principally relating to the Group’s investment programs.
●	$10 million impairment of property, plant and equipment relating to early-stage capital expenditure for a proposed greenfield site development in Europe. The project was deferred during the period resulting in certain of the initial costs incurred no longer being recoverable.
●	$4 million of transaction-related and other costs, primarily comprised of professional advisory fees and restructuring and other costs relating to transformation initiatives.
●	$4 million net exceptional finance income relates to a gain on the movement in fair value of the Earnout Shares and Private and Public Warrants.
●	Tax credits of $1 million have been recognized in relation to the above items.

Ardagh Metal Packaging S.A.

6.     Net finance expense

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
	$'m	$'m	$'m	$'m
Senior Facilities interest expense*	43	38	130	117
Net pension interest expense	1	2	4	4
Lease interest expense	5	6	16	18
(Gains)/losses on derivative financial instruments	(1)	(2)	(1)	6
Foreign currency translation losses	4	2	9	4
Other net finance expense	9	10	22	22
Net finance expense before exceptional items	61	56	180	171
Exceptional net finance income (note 5)	(8)	(6)	(3)	(4)
Net finance expense	53	50	177	167

*Includes interest related to Senior Secured Green Notes and Senior Green Notes and in the prior period, the Senior Secured Term Loan which was repaid in December 2025.

During the nine months ended September 30, 2026, the Group recognized $16 million (2025: $18 million) of interest paid related to lease liabilities in cash used in operating activities in the unaudited consolidated interim statement of cash flows. Other net finance expense is primarily comprised of fees incurred on the Group’s receivables financing arrangement.

7.     Earnings per share

Basic earnings per share (“EPS”) is calculated by dividing the profit for the period attributable to equity holders by the weighted average number of ordinary shares outstanding during the period.

The following table reflects the income statement profit and share data used in the basic EPS calculations:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
	$'m	$'m	$'m	$'m
Earnings attributable to equity holders as presented in the income statement	44	27	74	27
Less: Dividend on preferred shares (note 14)	—	(6)	—	(18)
Earnings attributable to equity holders used in calculating earnings per share	44	21	74	9
Weighted average number of ordinary shares for EPS (millions)	597.7	597.7	597.7	597.7
Earnings per share	$0.07	$0.04	$0.12	$0.02

Diluted earnings per share is consistent with basic earnings per share, as there are no dilutive potential shares during the periods presented above.

Please refer to note 9 for details of transactions involving the ordinary shares of the Company for the three and nine months ended September 30, 2026.

Ardagh Metal Packaging S.A.

8.     Intangible assets and property, plant and equipment

		Property,
	Intangible	plant and
	assets	equipment
	$'m	$'m
Net book value at January 1, 2026	1,181	2,515
Additions	11	180
Disposals	—	(9)
Charge for the period	(84)	(253)
Foreign exchange	(21)	(30)
At September 30, 2026	1,087	2,403

At September 30, 2026, the carrying amount of goodwill included within intangible assets was $1,015 million (December 31, 2025: $1,035 million).

At September 30, 2026, the carrying amount of the right-of-use assets included within property, plant and equipment was $354 million (December 31, 2025: $392 million).

The Group recognized a depreciation charge of $253 million in the nine months ended September 30, 2026 (2025: $241 million), of which $78 million (2025: $74 million) related to right-of-use assets.

Impairment test for goodwill

Goodwill is not subject to amortization and is tested annually for impairment following the approval of the annual budget (normally at the end of the financial year), or more frequently if events or changes in circumstances indicate a potential impairment.

Management has considered whether any impairment indicators existed at the reporting date, and has concluded that the carrying amount of the goodwill is fully recoverable as at September 30, 2026.

9.	Equity share capital and share premium

Issued and fully paid shares:

	Ordinary shares (par value €0.01)	Share capital	Share premium
	(million)	$'m	$'m
At December 31, 2025 and at September 30, 2026	597.7	7	5,989

There were no material share transactions in the three and nine months ended September 30, 2026.

Ardagh Metal Packaging S.A.

10.     Financial assets and liabilities

At September 30, 2026, the Group’s net debt and available liquidity was as set out below:

		Maximum	Final
		amount	maturity	Facility			Available
Facility	Currency	drawable	date	type	Amount drawn		liquidity
		Local			Local
		currency			currency
		m			m	$'m	$'m
2.000% Senior Secured Green Notes	EUR	450	01-Sep-28	Bullet	450	511	—
3.250% Senior Secured Green Notes	USD	600	01-Sep-28	Bullet	600	600	—
5.000% Senior Secured Green Notes	EUR	570	30-Jan-31	Bullet	570	647	—
6.250% Senior Secured Green Notes	USD	620	30-Jan-31	Bullet	620	620	—
3.000% Senior Green Notes	EUR	500	01-Sep-29	Bullet	500	568	—
4.000% Senior Green Notes	USD	1,050	01-Sep-29	Bullet	1,050	1,050	—
Global Asset Based Loan facility	Various	427	29-Jan-31	Revolving	—	—	427
Bradesco facility	BRL	500	30-Oct-26	Bullet	—	—	96
Lease obligations	Various	—	Various	Amortizing	—	320	—
Other borrowings	Various	—	Various	Amortizing	—	27	—
Total borrowings						4,343	523
Deferred debt issue costs						(26)	—
Net borrowings						4,317	523
Cash, cash equivalents and restricted cash						(213)	213
Derivative financial instruments used to hedge foreign currency and interest rate risk						—	—
Net debt / available liquidity						4,104	736

The fair value of the Group’s total borrowings, excluding lease obligations at September 30, 2026 is $3,875 million (December 31, 2025: $3,973 million).

A number of the Group’s borrowing agreements contain certain covenants that restrict the Group’s flexibility in areas such as the incurrence of additional indebtedness (primarily maximum secured borrowings to Adjusted EBITDA and a minimum Adjusted EBITDA to interest expense), payment of dividends and incurrence of liens.

The Global Asset Based Loan facility is subject to a fixed charge coverage ratio covenant if 90% or more of the facility is drawn. The facility also includes cash dominion, representations, warranties, events of default and other covenants that are of a nature customary for such facilities.

Ardagh Metal Packaging S.A.

At December 31, 2025 the Group’s net debt and available liquidity was as follows:

		Maximum	Final
		amount	maturity	Facility			Available
Facility	Currency	drawable	date	type	Amount drawn		liquidity
		Local			Local
		currency			currency	$'m	$'m
		m			m
2.000% Senior Secured Green Notes	EUR	450	01-Sep-28	Bullet	450	529	—
3.250% Senior Secured Green Notes	USD	600	01-Sep-28	Bullet	600	600	—
5.000% Senior Secured Green Notes	EUR	570	30-Jan-31	Bullet	570	670	—
6.250% Senior Secured Green Notes	USD	620	30-Jan-31	Bullet	620	620	—
3.000% Senior Green Notes	EUR	500	01-Sep-29	Bullet	500	587	—
4.000% Senior Green Notes	USD	1,050	01-Sep-29	Bullet	1,050	1,050	—
Global Asset Based Loan facility	USD	351	30-Apr-27	Revolving	—	—	351
Bradesco facility	BRL	500	30-Oct-26	Bullet	—	—	91
Lease obligations	Various	—	Various	Amortizing	—	368	—
Other borrowings	Various	—	Various	Amortizing	—	27	—
Total borrowings						4,451	442
Deferred debt issue costs						(32)	—
Net borrowings						4,419	442
Cash, cash equivalents and restricted cash						(522)	522
Derivative financial instruments used to hedge foreign currency and interest rate risk						3	—
Net debt / available liquidity						3,900	964

The maturity profile of the Group’s net borrowings is as follows:

	At September 30,	At December 31,
	2026	2025
	$'m	$'m
Within one year or on demand	111	118
Between one and three years	2,870	1,269
Between three and five years	1,319	1,722
Greater than five years	43	1,342
Total borrowings	4,343	4,451
Deferred debt issue costs	(26)	(32)
Net borrowings	4,317	4,419

Financing activity

The decrease in lease obligations from $368 million at December 31, 2025 to $320 million at September 30, 2026, primarily reflects $105 million of principal repayments, disposals of $5 million and foreign currency movements of $2 million, partly offset by $64 million of new lease liabilities.

At September 30, 2026, the Group had cash drawings of $nil (December 31, 2025: $nil) on the Global Asset Based Loan facility, with $427 million of the total facility of $450 million available due to amounts allocated for working capital collateralization.

On January 29, 2026, the Group signed an amendment agreement to increase the Global Asset Based Loan facility to $450 million and to extend the maturity to January 29, 2031.

Ardagh Metal Packaging S.A.

Fair value methodology

There has been no change to the fair value hierarchies for determining and disclosing the fair value of financial instruments.

Fair values are calculated as follows:

(i)	Senior Secured Green and Senior Green Notes – the fair value of debt securities in issue is based on valuation techniques in which all significant inputs are based on observable market data and represent Level 2 inputs.
(ii)	Global Asset Based Loan facility and Other borrowings – the fair values of the borrowings in issue are based on valuation techniques in which all significant inputs are based on observable market data and represent Level 2 inputs.
(iii)	Cross currency interest rate swaps (“CCIRS”) – the fair value of the CCIRS are based on quoted market prices and represent Level 2 inputs.
(iv)	Commodity and foreign exchange derivatives – the fair value of these derivatives are based on quoted market prices and represent Level 2 inputs.
(v)	Earnout Shares, Private and Public Warrants (see note 12 for further details) – the fair values of the Earnout Shares and Private Warrants are based on valuation techniques using an unobservable volatility assumption which represents Level 3 inputs, whereas the fair value of the Public Warrants is based on an observable market price and represents a Level 1 input.
(vi)	Virtual power purchase agreement – the fair value of the embedded derivative (floor price) in the virtual power purchase agreement is based on a valuation technique using an unobservable volatility assumption which represents a Level 3 input.

Cross currency interest rate swaps

The Group hedges certain of its borrowing and interest payable thereon using CCIRS, with a net current liability position at September 30, 2026 of $0.5 million (December 31, 2025: $3 million net liability).

Net investment hedges in foreign operations

The Group has designated $360 million (December 31, 2025: $360 million) of its Loan Notes as a net investment hedge. A loss of $13 million was recognized in relation to the Group’s net investment hedging arrangements in the unaudited consolidated interim statement of comprehensive income for the nine months ended September 30, 2026 (2025: gain of $41 million).

Forward foreign exchange contracts

The Group operates in a number of currencies and, accordingly, hedges a portion of its currency transaction risk. Certain forward contracts are designated as cash flow hedges for accounting purposes.

The fair values are based on Level 2 valuation techniques and observable inputs including the contract prices. The fair value of these contracts when initiated is $nil; no premium is paid or received.

Virtual Power Purchase Agreement

As part of our sustainability strategy to achieve our climate targets, the Group entered into a virtual power purchase agreement (“vPPA”) in July 2024. The renewable energy generation facility underlying the agreement is managed by the operator. The Group has no rights of determination or control over the use of the facilities. The benefit accruing from the virtual power purchase agreement is the Group receives certificates as proof of origin of electricity from

Ardagh Metal Packaging S.A.

renewable energies, and in return pays a quarterly financial flow to the developer if the respective spot electricity price falls below an agreed floor price.

The valuation applied a Black Scholes model, using a key data input for the risk-free rate of 3.3% (December 31, 2025: 2.1%), with an estimated volatility of 31% (December 31, 2025: 31%). The estimated fair market value at September 30, 2026 was a liability of $3 million (December 31, 2025: liability of $4 million), which has been reflected within non-current derivative financial instruments, representing the value of the certificates to be received by the Group and the option value of the agreed floor price. An increase or decrease in volatility of 5% would not result in a material change to the fair market value as at September 30, 2026.

11.   Employee benefit assets and obligations

Employee benefit assets and obligations at September 30, 2026 have been reviewed in respect of the latest discount rates, inflation rates and asset valuations. Net re-measurement gains of $11 million and $16 million have been recognized in the unaudited consolidated interim statement of comprehensive income for the three and nine months ended September 30, 2026 (2025: gain of $1 million and $9 million), respectively.

The re-measurement gain recognized for the three months ended September 30, 2026 consisted of a decrease in the obligations of $20 million (2025: decrease of $1 million) and a decrease in the asset valuations of $9 million (2025: net nil movement).

The re-measurement gain recognized for the nine months ended September 30, 2026 consisted of a decrease in the obligations of $23 million (2025: decrease of $8 million) and a decrease in the asset valuations of $7 million (2025: increase of $1 million).

12.   Other liabilities and provisions

	At September 30,	At December 31,
	2026	2025
	$'m	$'m
Other liabilities
Current	—	—
Non-current	14	14
Provisions
Current	9	10
Non-current	30	21
	53	45

Other liabilities

Earnout shares

The Ardagh Group has a contingent right to receive up to 60.73 million additional shares in the Company (the “Earnout Shares”). The Earnout Shares are issuable by AMPSA to the Ardagh Group subject to attainment of certain share price hurdles, with equal amounts of shares at $13, $15, $16.50, $18, and $19.50, respectively, over a five-year period ending on January 31, 2027. In accordance with IAS 32 ‘Financial Instruments: Presentation’, the arrangement has been assessed to determine whether the Earnout Shares represent a liability or an equity instrument. As the arrangement may result in AMPSA issuing a variable number of shares in the future, albeit capped at a total of 60.73 million shares, the Earnout Shares have, in accordance with the requirements of IAS 32, been recognized as a financial liability measured at fair value in the unaudited consolidated interim financial statements. A valuation assessment was performed for the purpose of determining the financial liability using a Monte Carlo simulation using key data inputs for: share price hurdles; risk-free rate 4% (December 31, 2025: risk-free rate 3%); and traded closing AMP share price, with estimates of volatility

Ardagh Metal Packaging S.A.

65% (December 31, 2025: volatility 50%) and dividend yield. The estimated valuation of the liability at September 30, 2026, was not material and consequently presented as $nil in the unaudited consolidated interim financial statements, which are round to millions as set out in note 3 (December 31, 2025: $3 million). Changes in the fair market valuation of the Earnout Shares of $3 million have been reflected as exceptional finance income within net finance expense for the nine months ended September 30, 2026 (September 30, 2025: income of $3 million). Any increase or decrease in volatility of 5% would not result in a significant change in the fair value of the liability at September 30, 2026 (December 31, 2025: $2 million).

Warrants

AMPSA warrants were exercisable for the purchase of Ordinary Shares in AMPSA at an exercise price of $11.50 over a five-year period. In accordance with IAS 32, the warrants were recognized as a financial liability measured at fair value. On August 5, 2026, the exercise period expired without any warrants being exercised. Accordingly, at that date the remaining immaterial financial liability was derecognized.

Put and call arrangements

In conjunction with the NOMOQ acquisition completed in February 2023, the Group has entered into put and call option arrangements for the acquisition of the outstanding non-controlling interest (“NCI”), part of which are treated as a compensation arrangement for accounting purposes, and could result in future payments to the holders of such NCI, depending on the future performance of NOMOQ. The Group has recognized the fair value of the obligation at September 30, 2026 of $14 million (December 31, 2025: $11 million) within non-current other liabilities.

13.   Cash generated from operating activities

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
	$'m	$'m	$'m	$'m
Profit for the period	44	27	74	27
Income tax charge	17	10	34	16
Net finance expense	53	50	177	167
Depreciation and amortization	97	118	337	343
Exceptional operating items	2	3	10	20
Movement in working capital	(15)	10	(347)	(305)
Exceptional costs paid, including restructuring	(2)	(4)	(12)	(11)
Cash generated from operations	196	214	273	257

Ardagh Metal Packaging S.A.

14.   Dividends

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
	$'m	$'m	$'m	$'m
Cash dividends on ordinary shares declared and paid:
Interim dividend: $0.10 per share	—	—	60	60
Interim dividend: $0.10 per share	—	—	60	60
Interim dividend: $0.10 per share	60	60	60	60
Cash dividends on preferred shares declared and paid:
Interim dividend	—	—	—	6
Interim dividend	—	—	—	6
Interim dividend	—	6	—	6
	60	66	180	198

On February 24, 2026, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend was paid on March 26, 2026, to shareholders of record on March 12, 2026.

On April 21, 2026, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend was paid on June 25, 2026 to shareholders of record on June 11, 2026.

On July 21, 2026, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend was paid on September 24, 2026 to shareholders of record on September 10, 2026.

On December 2, 2025, the Company redeemed its 56,306,306 non-convertible, non-voting 9% cumulative preferred shares (the “Preferred Shares”) with a nominal value of €4.44 each, issued in July 2022 to Ardagh Group S.A. and subsequently transferred to a wholly-owned subsidiary of Ardagh Group S.A. in 2024, for a total consideration of €250 million ($289 million at the exchange rate applicable on that date). The Preferred Shares were subsequently canceled on December 9, 2025.

15.   Related party transactions

(i)	Pension scheme – the pension schemes are related parties. For details of significant transactions during the period, see note 11.
(ii)	Services Agreement between the Company and Ardagh Group. A net charge of $10 million and $29 million has been included in sales, general and administration expenses for the three and nine months ended September 30, 2026, respectively (2025: $10 million and $29 million).
(iii)	Earnout Shares – see note 12.
(iv)	Related party transactions and balances between the Group and Ardagh Group includes (i) a net movement in working capital in the three months ended September 30, 2026 of $4 million, related to transaction and other costs charged to the Group by the Ardagh Group and (ii) a net movement in working capital in the nine months ended September 30, 2026 of $2 million reimbursed to the Ardagh Group by the Group related to transaction and other costs ($2 million and $3 million reimbursed to the Group by the Ardagh Group in the three and nine months ended September 30, 2025 respectively).
(v)	Dividends – see note 14.

There were no other significant related party transactions in the three and nine months ended September 30, 2026.

Ardagh Metal Packaging S.A.

16.   Contingencies

Environmental issues

The Group is regulated under various national and local environmental, occupational health and safety and other governmental laws and regulations relating to:

●	the operation of installations for manufacturing of metal packaging and surface treatment using solvents;
●	the generation, storage, handling, use and transportation of hazardous materials;
●	the emission of substances and physical agents into the environment;
●	the discharge of waste water and disposal of waste;
●	the remediation of contamination;
●	the design, characteristics, collection and recycling of its packaging products; and
●	the manufacturing and servicing of machinery and equipment for the metal packaging industry.

The Group believes, based on current information, that it is in substantial compliance with applicable environmental laws and regulations and permit requirements. It does not believe it will be required, under existing or anticipated future environmental laws and regulations, to expend amounts, over and above the amounts accrued, which will have a material effect on its business, financial condition or results of operations or cash flows. In addition, no material proceedings against the Group arising under environmental laws are pending. Finally, the Group believes that the potential impact of climate change, including permit compliance, property damage and business disruption, on the Group has not resulted in a contingent obligation at September 30, 2026.

Contingent asset

In December 2022, Ardagh Metal Packaging USA Corp., a subsidiary of AMPSA, filed a lawsuit in the United States District Court for the Northern District of Illinois, against its customer, American Craft Brewery, a subsidiary of The Boston Beer Company, Inc. ("Boston Beer"), for breach of contract in respect of minimum volume purchase requirements. The litigation progressed to trial during the period and in April 2026 a jury awarded damages of approximately $175 million to the Group. The Court then entered the judgment and awarded pre-judgment interest of approximately $15 million. Subsequently, Boston Beer commenced post-trial motions, posted a bond of approximately $198 million (which includes an estimate for post-judgment interest), and filed a notice of appeal. The United States 7th Circuit Court of Appeals suspended the appeal as premature until the post-trial motions are ruled upon.

As the judgment remains subject to post-trial motions and a potential appeals process, the Group has assessed the amounts awarded to AMPSA constitute a contingent asset and, accordingly, a receivable has not been recognized in the unaudited consolidated statement of financial position at September 30, 2026.

Other legal matters

The Group is involved in certain other legal proceedings arising in the normal course of its business. The Group believes that none of these other proceedings, either individually or in aggregate, are expected to have a material adverse effect on its business, financial condition, results of operations or cash flows.

Ardagh Metal Packaging S.A.

17.   Seasonality of operations

The Group’s revenue and cash flows are both subject to seasonal fluctuations, with the Group generally building inventories in anticipation of these seasonal demands resulting in working capital requirements typically being the greatest at the end of the first quarter of the year.  The demand for our metal beverage products is strongest during spells of warm weather and therefore demand typically peaks during the summer months, as well as in the period leading up to holidays in December.

The Group manages the seasonality of working capital principally by supplementing operating cash flows with drawings under our Global Asset Based Loan facility.

18.   Events after the reporting period

On October 20, 2026, the Board approved an interim dividend of $0.10 per ordinary share. The interim  dividend will be paid on December 10, 2026 to shareholders of record on November 26, 2026.

Ardagh Metal Packaging S.A.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read together with, and is qualified in its entirety by, reference to the Unaudited Consolidated Interim Financial Statements for the three and nine months ended September 30, 2026, including the related notes thereto. As used in this section, the “Group” refers to Ardagh Metal Packaging S.A. and its subsidiaries.

Some of the measures used in this report are not measurements of financial performance under IFRS Accounting Standards and should not be considered an alternative to cash flow from operating activities as a measure of liquidity or an alternative to operating profit or profit for the period as indicators of our operating performance or any other measures of performance derived in accordance with IFRS Accounting Standards.

Business drivers

The main factors affecting the results of the Group’s operations are: (i) global economic trends, end-consumer demand for our products and production capacity of our production facilities; (ii) prices of energy and raw materials used in our business, primarily aluminum and coatings, which can be impacted by new, expanded or retaliatory tariffs or new trade agreements, and our ability to pass through these and other cost increases to our customers, through contractual pass through mechanisms under multi-year contracts, or through renegotiation in the case of short-term contracts; (iii) investment in capacity expansion and operating cost reductions; (iv) acquisitions; and (v) foreign exchange rate fluctuations and currency translation risks arising from various currency exposures, primarily with respect to the euro, U.S. dollar, British pound, Polish zloty and Brazilian real.

We generate our revenue from supplying metal can packaging to the beverage end-use category. Revenue is primarily dependent on sales volumes and sales prices. While we currently believe the prevailing tariff environment is likely to have a minimal impact on the results of the Group’s operations, management continues to closely monitor the evolving trade developments and the potential impact on the Group.

Sales volumes are influenced by a number of factors, including factors driving customer demand, seasonality and the capacity of our metal beverage packaging plants. Demand for our metal beverage cans may be influenced by trends in the consumption of beverages, industry trends in packaging, including customer marketing and pricing decisions, and the impact of environmental regulations and shifts in consumer sentiment towards a greater awareness of sustainability. The demand for our beverage products is strongest during spells of warm weather and therefore demand typically, based on historical trends, peaks during the summer months, as well as in the period leading up to the holidays in December. Accordingly, we generally build inventories in the first and fourth quarters in anticipation of the seasonal demands in our beverage business.

Our Adjusted EBITDA is based on revenue derived from selling our metal beverage cans and is affected by a number of factors, including cost of sales, and sales, marketing and administrative expenses. The elements of our cost of sales include (i) variable costs, such as energy, raw materials (including the cost of aluminum), packaging materials, decoration and freight and other distribution costs, and (ii) fixed costs, such as labor and other plant-related costs including depreciation and maintenance. Sales contracts generally provide for the pass through of metal and energy price fluctuations as well as a mechanism for the recovery of other input cost inflation. Our variable costs have typically constituted approximately 75% and fixed costs approximately 25% of the total cost of sales for our business.

Ardagh Metal Packaging S.A.

Results of operations

Three months ended September 30, 2026 compared with three months ended September 30, 2025:

	Unaudited
	Three months ended September 30,
	2026	2025
	$'m	$'m
Revenue	1,694	1,428
Cost of sales	(1,498)	(1,234)
Gross profit	196	194
Sales, general and administration expenses	(70)	(73)
Intangible amortization	(12)	(34)
Operating profit	114	87
Net finance expense	(53)	(50)
Profit before tax	61	37
Income tax charge	(17)	(10)
Profit for the period	44	27

Revenue

Revenue in the three months ended September 30, 2026 increased by $266 million, or 19% to $1,694 million, from $1,428 million in the three months ended September 30, 2025. The increase, excluding unfavorable foreign currency translation effects of $7 million, principally reflects the pass through of higher input costs to customers and favorable volume/mix effects.

Cost of sales

Cost of sales in the three months ended September 30, 2026 increased by $264 million, or 21%, to $1,498 million, compared with $1,234 million in the three months ended September 30, 2025. Pre-exceptional cost of sales also increased by $264 million, or 21%, from the prior period. The increase in pre-exceptional cost of sales is principally due to increased revenue as noted above and corresponding input costs. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Gross profit

Gross profit in the three months ended September 30, 2026 increased by $2 million, or 1%, to $196 million, compared with $194 million in the three months ended September 30, 2025. Gross profit percentage in the three months ended September 30, 2026 decreased by 200 basis points to 11.6%, compared with 13.6% in the three months ended September 30, 2025. Excluding exceptional cost of sales, gross profit percentage in the three months ended September 30, 2026 decreased by 210 basis points to 11.6% compared with 13.7% in the three months ended September 30, 2025, as a result of the items outlined above in “Revenue” and “Cost of Sales”. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Sales, general and administration expenses

Sales, general and administration expenses in the three months ended September 30, 2026 decreased by $3 million, or 4%, to $70 million, compared with $73 million in the three months ended September 30, 2025. The decrease in sales, general and administration expenses was primarily due to a decrease in provisions for customer receivables recognized and other cost saving initiatives, partly offset by higher labor costs in the current period. Excluding exceptional

Ardagh Metal Packaging S.A.

items, sales, general and administration expenses decreased by $2 million.  Exceptional sales, general and administration expenses decreased by $1 million compared with the three months ended September 30, 2025. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Intangible amortization

Intangible amortization in the three months ended September 30, 2026 decreased by $22 million, or 65% to $12 million, compared with $34 million in the three months ended September 30, 2025, primarily due to certain customer relationship intangible assets becoming fully amortized during the period.

Operating profit

Operating profit in the three months ended September 30, 2026 increased by $27 million, or 31% to $114 million compared with $87 million in the three months ended September 30, 2025, attributable to lower intangible amortization, lower sales, general and administration expenses and higher gross profit, as outlined above.

Net finance expense

Net finance expense in the three months ended September 30, 2026 increased by $3 million, or 6% to $53 million, compared with $50 million in the three months ended September 30, 2025. Net finance expense in the three months ended September 30, 2026 and 2025 is comprised of the following:

	Three months ended September 30,
	2026	2025
	$'m	$'m
Senior Facilities interest expense	43	38
Net pension interest expense	1	2
Lease interest expense	5	6
Gains on derivative financial instruments	(1)	(2)
Foreign currency translation losses	4	2
Other net finance expense	9	10
Net finance expense before exceptional items	61	56
Exceptional net finance income	(8)	(6)
Net finance expense	53	50

Senior Facilities interest expense in the three months ended September 30, 2026 increased by $5 million to $43 million, compared with $38 million in the three months ended September 30, 2025. The increase primarily reflects the higher principal of the Senior Secured Green Notes due 2031 issued in December 2025, than the senior facilities repaid on the same date.

Lease interest cost in the three months ended September 30, 2026 decreased by $1 million to $5 million, compared with $6 million in the three months ended September 30, 2025, driven by a decrease in lease obligations in the current period and related interest thereon.

The Group recognized a gain of $1 million on derivative financial instruments in the three months ended September 30, 2026, compared with a gain of $2 million in the three months ended September 30, 2025, which primarily related to the Group’s vPPA.

Foreign currency translation losses in the three months ended September 30, 2026 amounted to $4 million, compared with $2 million in the three months ended September 30, 2025.

Ardagh Metal Packaging S.A.

Exceptional net finance income of $8 million in the three months ended September 30, 2026 relates to a gain on movement in the fair market value of the Earnout Shares. On August 5, 2026, the exercise period of the Private and Public Warrants expired without any warrants exercised. Exceptional net finance income in the three months ended September 30, 2025 of $6 million relates to a gain on movements in the fair market value of the Earnout Shares and Private and Public Warrants.

Income tax charge

Income tax charge in the three months ended September 30, 2026 was $17 million, compared with an income tax charge of $10 million in the three months ended September 30, 2025. The increase of $7 million in the income tax charge is due to an increase of $7 million in income tax charge on profit before exceptional items, attributable to the increase in profit before exceptional items in the three months ended September 30, 2026.

The effective income tax rate (ETR) on profit before exceptional items for the three months ended September 30, 2026 was 31%, compared with an ETR of 29% for the three months ended September 30, 2025. The increase in ETR primarily relates to changes in profitability mix in the three months ended September 30, 2026.

Profit for the period

As a result of the items described above, the Group recognized a profit of $44 million for the three months ended September 30, 2026, compared with a profit of $27 million in the three months ended September 30, 2025.

Nine months ended September 30, 2026 compared with nine months ended September 30, 2025:

	Unaudited
	Nine months ended September 30,
	2026	2025
	$'m	$'m
Revenue	4,911	4,151
Cost of sales	(4,299)	(3,622)
Gross profit	612	529
Sales, general and administration expenses	(243)	(217)
Intangible amortization	(84)	(102)
Operating profit	285	210
Net finance expense	(177)	(167)
Profit before tax	108	43
Income tax charge	(34)	(16)
Profit for the period	74	27

Revenue

Revenue in the nine months ended September 30, 2026 increased by $760 million, or 18%, to $4,911 million, compared with $4,151 million in the nine months ended September 30, 2025. The increase, excluding favorable foreign currency translation effects of $78 million, principally reflects the pass through of higher input costs to customers and favorable volume/mix effects.

Cost of sales

Cost of sales in the nine months ended September 30, 2026 increased by $677 million, or 19%, to $4,299 million, compared with $3,622 million in the nine months ended September 30, 2025. Pre-exceptional cost of sales increased by $690 million, or 19% from the prior period. The increase in pre-exceptional cost of sales is principally due to increased

Ardagh Metal Packaging S.A.

revenue as noted above and corresponding input costs. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Gross profit

Gross profit in the nine months ended September 30, 2026 increased by $83 million, or 16%, to $612 million, compared with $529 million in the nine months ended September 30, 2025. Gross profit percentage in the nine months ended September 30, 2026 decreased by 20 basis points to 12.5%, compared with 12.7% in the nine months ended September 30, 2025. Excluding exceptional cost of sales, gross profit percentage in the nine months ended September 30, 2026 decreased by 60 basis points to 12.5%, compared with 13.1% in the nine months ended September 30, 2025. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Sales, general and administration expenses

Sales, general and administration expenses in the nine months ended September 30, 2026 increased by $26 million, or 12%, to $243 million, compared with $217 million in the nine months ended September 30, 2025. The increase in sales, general and administration expenses was primarily due to higher labor costs. Excluding exceptional items, sales, general and administration expenses increased by $23 million. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Intangible amortization

Intangible amortization in the nine months ended September 30, 2026 decreased by $18 million, or 18%, to $84 million, compared with $102 million in the nine months ended September 30, 2025, primarily due to certain customer relationship intangible assets becoming fully amortized during the period.

Operating profit

Operating profit in the nine months ended September 30, 2026 increased by $75 million, or 36%, to $285 million from $210 million in the nine months ended September 30, 2025, primarily due to lower intangible amortization and higher gross profit, partly offset by higher sales, general and administration expenses, as outlined above.

Net finance expense

Net finance expense in the nine months ended September 30, 2026 increased by $10 million, or 6%, to $177 million, compared with $167 million in the nine months ended September 30, 2025. Net finance expense in the nine months ended September 30, 2026 and 2025 is comprised of the following:

	Nine months ended September 30,
	2026	2025
	$'m	$'m
Senior Facilities interest expense	130	117
Net pension interest expense	4	4
Lease interest expense	16	18
(Gains)/losses on derivative financial instruments	(1)	6
Foreign currency translation losses	9	4
Other net finance expense	22	22
Net finance expense before exceptional items	180	171
Exceptional net finance income	(3)	(4)
Net finance expense	177	167

Ardagh Metal Packaging S.A.

Senior Facilities interest expense in the nine months ended September 30, 2026 increased by $13 million to $130 million, compared with $117 million in the nine months ended September 30, 2025. The increase primarily reflects the higher principal of the Senior Secured Green Notes due 2031 issued in December 2025, than the senior facilities repaid on the same date.

Lease interest cost in the nine months ended September 30, 2026, decreased by $2 million to $16 million compared with $18 million in the nine months ended September 30, 2025, driven by a decrease in lease obligations in the current period and related interest thereon.

The Group recognized a gain of $1 million on derivative financial instruments in the nine months ended September 30, 2026, which primarily related to the Group’s vPPA.  Losses on derivative financial instruments in the nine months ended September 30, 2025 amounted to $6 million, primarily related to the Group’s vPPA and CCIRS.

Foreign currency translation losses in the nine months ended September 30, 2026 amounted to $9 million, compared with $4 million in the nine months ended September 30, 2025.

Exceptional net finance income of $3 million in the nine months ended September 30, 2026 relates to a gain on the movement in the fair market value of the Earnout Shares. On August 5, 2026, the exercise period of the Private and Public Warrants expired without any warrants exercised. Exceptional net finance income of $4 million in the nine months ended September 30, 2025 primarily includes gains on movements in the fair market value of the Earnout Shares and Private and Public Warrants of $3 million and $1 million, respectively.

Income tax charge

Income tax charge in the nine months ended September 30, 2026 was $34 million, compared with an income tax charge of $16 million in the nine months ended September 30, 2025. The increase of $18 million in the income tax charge is due to an increase of $18 million in income tax charge on profit before exceptional items, attributable to the increase in profit before exceptional items in the nine months ended September 30, 2026.

The effective income tax rate (ETR) on profit before exceptional items for the nine months ended September 30, 2026 was 30%, compared with an ETR of 29% for the nine months ended September 30, 2025. The increase in ETR primarily relates to changes in profitability mix in the nine months ended September 30, 2026.

Profit for the period

As a result of the items described above, the Group recognized a profit of $74 million for the nine months ended September 30, 2026, compared with $27 million in the nine months ended September 30, 2025.

Ardagh Metal Packaging S.A.

Supplemental Management’s Discussion and Analysis

Key operating measures

Adjusted EBITDA is the profit or loss for the period before income tax charge or credit, net finance expense or income, depreciation and amortization and exceptional operating items. We use Adjusted EBITDA to evaluate and assess our segment performance. Adjusted EBITDA is presented because we believe that it is frequently used by securities analysts, investors and other interested parties in evaluating companies in the packaging industry. However, other companies may calculate Adjusted EBITDA in a manner different from ours. Adjusted EBITDA is not a measure of financial performance under IFRS Accounting Standards and should not be considered an alternative to profit as indicators of operating performance or any other measures of performance derived in accordance with IFRS Accounting Standards.

For a reconciliation of the profit for the period to Adjusted EBITDA see Note 4 – Segment analysis of the Unaudited Consolidated Interim Financial Statements for the three and nine months ended September 30, 2026.

Adjusted EBITDA in the three months ended September 30, 2026 increased by $5 million, or 2%, to $213 million, compared with $208 million in the three months ended September 30, 2025. The increase is principally due to higher input cost recovery and favorable volume/mix effects, partly offset by higher operations and overhead costs.

Adjusted EBITDA in the nine months ended September 30, 2026 increased by $59 million, or 10%, to $632 million, compared with $573 million in the nine months ended September 30, 2025. Excluding favorable foreign currency translation effects of $8 million, Adjusted EBITDA increased by $51 million principally due to higher input cost recovery and favorable volume/mix effects, partly offset by higher operations and overhead costs.

Exceptional items

The following table provides detail on exceptional items included in cost of sales and sales, general and administration expenses and net finance expense in the income statement, and related income tax credits:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
	$'m	$'m	$'m	$'m
Start-up related and other costs	1	1	3	6
Impairment - property, plant and equipment	—	—	—	10
Exceptional items – cost of sales	1	1	3	16
Transaction-related and other costs	1	2	7	4
Exceptional items – SG&A expenses	1	2	7	4
Exceptional finance income	(8)	(6)	(3)	(4)
Exceptional items – finance income	(8)	(6)	(3)	(4)
Exceptional income tax credit	—	—	(1)	(1)
Total exceptional items, net of tax	(6)	(3)	6	15

ss

2026

A net charge of $6 million has been recognized as exceptional items in the nine months ended September 30, 2026, primarily comprising:

●	$3 million start-up related and other costs, principally in Europe relating to the Group’s investment programs.
●	$7 million of transaction-related and other costs, primarily comprised of legal fees incurred in respect of litigation proceedings taken against a customer in the Americas which progressed to trial during the period, and professional advisory fees and other costs incurred in respect of the Group’s transformation initiatives.

Ardagh Metal Packaging S.A.

●	$3 million exceptional finance income relates to a gain on the movement in fair value of the Earnout Shares.
●	Tax credits of $1 million have been recognized in relation to the above items.

2025

A net charge of $15 million has been recognized as exceptional items in the nine months ended September 30, 2025, primarily comprising:

●	$6 million start-up related and other costs in the Americas ($3 million) and in Europe ($3 million), principally relating to the Group’s investment programs.
●	$10 million impairment of property, plant and equipment relating to early-stage capital expenditure for a proposed greenfield site development in Europe. The project was deferred during the period resulting in certain of the initial costs incurred no longer being recoverable.
●	$4 million of transaction-related and other costs, primarily comprised of professional advisory fees and restructuring and other costs relating to transformation initiatives.
●	$4 million net exceptional finance income relates to a gain on the movement in fair value of the Earnout Shares and Private and Public Warrants.
●	Tax credits of $1 million have been recognized in relation to the above items.

Segment information

Three months ended September 30, 2026 compared with three months ended September 30, 2025

Segment results for the three months ended September 30, 2026 and 2025 are:

	Revenue		Adjusted EBITDA
	2026	2025	2026	2025
	$'m	$'m	$'m	$'m
Europe	693	625	91	82
Americas	1,001	803	122	126
Group	1,694	1,428	213	208

Revenue

Europe. Revenue increased by $68 million, or 11%, to $693 million in the three months ended September 30, 2026, compared with $625 million in the three months ended September 30, 2025. Excluding unfavorable foreign currency translation effects of $7 million, revenue increased by $75 million, principally due to the pass through of higher input costs to customers and favorable volume/mix effects.

Americas. Revenue increased by $198 million, or 25%, to $1,001 million in the three months ended September 30, 2026, compared with $803 million in the three months ended September 30, 2025. The increase in revenue is principally due to the pass through of higher input costs to customers and favorable volume/mix effects.

Ardagh Metal Packaging S.A.

Adjusted EBITDA

Europe. Adjusted EBITDA increased by $9 million, or 11%, to $91 million in the three months ended September 30, 2026, compared with $82 million in the three months ended September 30, 2025. The increase in Adjusted EBITDA was principally due to higher input cost recovery partly offset by unfavorable volume/mix effects (impact of IFRS 15 contact asset) and higher operations and overhead costs.

Americas. Adjusted EBITDA decreased by $4 million, or 3%, to $122 million in the three months ended September 30, 2026, compared with $126 million in the three months ended September 30, 2025. The decrease was primarily driven by higher operations and overhead costs and lower input cost recovery, partly offset by favorable volume/mix effects.

Nine months ended September 30, 2026 compared with nine months ended September 30, 2025

Segment results for the nine months ended September 30, 2026 and 2025 are:

	Revenue		Adjusted EBITDA
	2026	2025	2026	2025
	$'m	$'m	$'m	$'m
Europe	2,016	1,768	271	208
Americas	2,895	2,383	361	365
Group	4,911	4,151	632	573

Revenue

Europe. Revenue increased by $248 million, or 14%, to $2,016 million in the nine months ended September 30, 2026, compared with $1,768 million in the nine months ended September 30, 2025. Excluding favorable foreign currency translation effects of $78 million, revenue increased by $170 million, principally due to the pass through of higher input costs to customers and favorable volume/mix effects.

Americas. Revenue increased by $512 million, or 21%, to $2,895 million in the nine months ended September 30, 2026, compared with $2,383 million in the nine months ended September 30, 2025. The increase in revenue is principally due to the pass through of higher input costs to customers and favorable volume/mix effects.

Adjusted EBITDA

Europe. Adjusted EBITDA increased by $63 million, or 30%, to $271 million in the nine months ended September 30, 2026, compared with $208 million in the nine months ended September 30, 2025. Excluding favorable foreign currency translation effects of $8 million, Adjusted EBITDA increased by $55 million, principally due to higher input cost recovery and favorable volume/mix effects, partly offset by higher operations and overhead costs.

Americas. Adjusted EBITDA decreased by $4 million, or 1%, to $361 million in the nine months ended September 30, 2026, compared with $365 million in the nine months ended September 30, 2025. The decrease was primarily driven by lower input cost recovery and higher operations and overhead costs, partly offset by favorable volume/mix effects.

Ardagh Metal Packaging S.A.

Liquidity and capital resources

Cash requirements related to operations

Our principal sources of cash are cash generated from operations and external financing, including borrowings and other credit facilities.

The following table outlines our principal financing arrangements at September 30, 2026:

		Maximum	Final
		amount	maturity	Facility			Available
Facility	Currency	drawable	date	type	Amount drawn		liquidity
		Local			Local
		currency			currency	$'m	$'m
		m			m
2.000% Senior Secured Green Notes	EUR	450	01-Sep-28	Bullet	450	511	—
3.250% Senior Secured Green Notes	USD	600	01-Sep-28	Bullet	600	600	—
5.000% Senior Secured Green Notes	EUR	570	30-Jan-31	Bullet	570	647	—
6.250% Senior Secured Green Notes	USD	620	30-Jan-31	Bullet	620	620	—
3.000% Senior Green Notes	EUR	500	01-Sep-29	Bullet	500	568	—
4.000% Senior Green Notes	USD	1,050	01-Sep-29	Bullet	1,050	1,050	—
Global Asset Based Loan facility	Various	427	29-Jan-31	Revolving	—	—	427
Bradesco facility	BRL	500	30-Oct-26	Bullet	—	—	96
Lease obligations	Various	—	Various	Amortizing	—	320	—
Other borrowings	Various	—	Various	Amortizing	—	27	—
Total borrowings						4,343	523
Deferred debt issue costs						(26)	—
Net borrowings						4,317	523
Cash, cash equivalents and restricted cash						(213)	213
Derivative financial instruments used to hedge foreign currency and interest rate risk						—	—
Net debt / available liquidity						4,104	736

The following table outlines the minimum repayments the Group is obliged to make in the twelve months ending September 30, 2027.

		Maximum			Minimum net
		Amount			repayment for
		Drawable	Final		the twelve
		Local	Maturity	Facility	months ending
Facility	Currency	Currency	Date	Type	September 30, 2027
		(in millions)			(in $ millions)
Lease obligations	Various	—	Various	Amortizing	93
Other borrowings	Various	—	Various	Amortizing	18
Minimum net repayment					111

The Group generates substantial cash flow from its operations and had $213 million in cash, cash equivalents and restricted cash at September 30, 2026.

Ardagh Metal Packaging S.A.

We believe that our cash balances and future cash flow from operating activities, as well as our current credit facilities, will provide sufficient liquidity to fund our maintenance capital expenditure, interest payments on our notes and other credit facilities and dividend payments for at least the next twelve months. In addition, we believe that we will be able to fund certain additional investments through a combination of cash flow generated from operations and, where appropriate, to raise additional financing.

Cash flows

The following table sets forth a summary of our cash flow for the nine months ended September 30, 2026 and 2025:

	Unaudited
	Nine months ended September 30,
	2026	2025
	$'m	$'m
Operating profit	285	210
Depreciation and amortization	337	343
Exceptional operating items	10	20
Movement in working capital (1)	(347)	(305)
Exceptional costs paid, including restructuring	(12)	(11)
Cash flows from operations	273	257
Net interest paid	(122)	(117)
Settlement of foreign currency derivative financial instruments	(8)	(39)
Income tax paid	(18)	(20)
Cash flows from operating activities	125	81

Capital expenditure (2)	(138)	(131)
Net cash used in investing activities	(138)	(131)

Proceeds from borrowings	155	30
Repayment of borrowings	(152)	(8)
Deferred debt issue costs paid	(12)	(6)
Lease payments	(105)	(82)
Dividends paid	(180)	(198)
Net cash used in financing activities	(294)	(264)

Net decrease in cash, cash equivalents and restricted cash	(307)	(314)

Cash, cash equivalents and restricted cash at beginning of period	522	610
Foreign exchange (losses)/gains on cash, cash equivalents and restricted cash	(2)	21
Cash, cash equivalents and restricted cash at end of period	213	317

(1)	Working capital comprises inventories, trade and other receivables, contract assets, trade and other payables, contract liabilities and current provisions. Other companies may calculate working capital in a manner different than ours.
(2)	Capital expenditure is the sum of purchase of property, plant, and equipment, and software and other intangibles, net of proceeds from disposal of property, plant and equipment.

Ardagh Metal Packaging S.A.

Cash flows from operating activities

Cash flows from operating activities increased by $44 million to $125 million in the nine months ended September 30, 2026, from $81 million in the same period in 2025. The increase was due to an increase in operating profit of $75 million, a decrease in settlements of foreign currency derivative financial instruments of $31 million and a decrease in income tax paid of $2 million, partly offset by an increase in working capital outflows of $42 million, a decrease in exceptional operating items of $10 million, a decrease in depreciation and amortization of $6 million, an increase in interest payments of $5 million and an increase in exceptional costs paid, including restructuring, of $1 million.

Net cash used in investing activities

Net cash used in investing activities increased by $7 million to $138 million in the nine months ended September 30, 2026, compared with $131 million in the same period in 2025, driven by increased maintenance capital expenditure, partly offset by reduced spend on the Group’s growth investment program.

Net cash used in financing activities

Net cash used in financing activities represents an outflow of $294 million in the nine months ended September 30, 2026 compared with an outflow of $264 million in the same period in 2025.

Proceeds from borrowings of $155 million primarily reflects amounts drawn on the Group’s Global Asset Based Loan facility and other borrowings during the nine months ended September 30, 2026.

Repayment of borrowings of $152 million primarily reflects the repayment of amounts drawn on the Group’s Global Asset Based Loan facility and other borrowings during the nine months ended September 30, 2026.

Lease payments of $105 million in the nine months ended September 30, 2026, increased by $23 million compared to $82 million in the nine months ended September 30, 2025, primarily relating to a lease in the Americas which included a purchase option that was exercised during the period.

In the nine months ended September 30, 2026, the Company paid cash dividends to shareholders of $180 million (2025: $198 million). On February 24, 2026, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend of $60 million was paid on March 26, 2026 to shareholders of record on March 12, 2026. On April 21, 2026, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend of $60 million was paid on June 25, 2026 to shareholders of record on June 11, 2026.  On July 21, 2026, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend of $60 million was paid on September 24, 2026 to shareholders of record on September 10, 2026.

Working capital

In the nine months ended September 30, 2026, the working capital outflow during the period increased by $42 million to $347 million, from $305 million for the nine months ended September 30, 2025. The increase was primarily due to unfavorable cash flows generated from trade and other receivables and inventories, partly offset by favorable cash flows generated from trade and other payables, compared with the same period in 2025.

Exceptional costs paid, including restructuring

Exceptional costs paid, including restructuring, in the nine months ended September 30, 2026 increased by $1 million to $12 million, compared with $11 million in the nine months ended September 30, 2025. In the nine months ended September 30, 2026, amounts paid of $12 million comprised $7 million of restructuring and other transaction-related costs, $3 million of legal costs incurred in connection with customer litigation, $2 million of start-up costs mainly relating to the Group’s growth investment program.

Ardagh Metal Packaging S.A.

Income tax paid

Income tax paid during the nine months ended September 30, 2026 was $18 million, which represents a decrease of $2 million compared with $20 million paid in the nine months ended September 30, 2025. The decrease in income tax paid is primarily attributable to refunds received in certain jurisdictions in the nine months ended September 30, 2026.

Capital expenditure

	Nine months ended September 30,
	2026	2025
	$'m	$'m
Europe	92	67
Americas	46	64
Net capital expenditure	138	131

Capital expenditure for the nine months ended September 30, 2026 increased by $7 million to $138 million, compared with $131 million for the nine months ended September 30, 2025. The increase was due to increased maintenance capital expenditure, partly offset by reduced spend on the Group’s growth investment program. Capital expenditure for the nine months ended September 30, 2026 includes $38 million (2025: $49 million) related to the Group’s growth investment program.

In Europe, capital expenditure in the nine months ended September 30, 2026 of $92 million compared with $67 million in the same period in 2025, with the increase attributable to higher maintenance capital expenditure and increased spend on the Group’s growth investment program. In the Americas, capital expenditure in the nine months ended September 30, 2026 was $46 million, compared with $64 million in the same period in 2025, with the decrease attributable to reduced spend on the Group’s growth investment program, partly offset by higher maintenance capital expenditure.

Receivables Factoring and Related Programs

The Group participates in several uncommitted accounts receivable factoring and related programs with various financial institutions for certain receivables. Such programs are accounted for as true sales of receivables, as they are either without recourse to the Group or transfer substantially all the risk and rewards to the financial institutions. Receivables of $700 million were sold under these programs at September 30, 2026 (December 31, 2025: $579 million).

Trade Payables Processing

Certain of the Group’s suppliers have access to independent third-party payable processors. The processors allow suppliers, if they choose, to sell their receivables to financial institutions at the sole discretion of both the supplier and the financial institution. The Group does not direct or have any involvement in the sale of these receivables and availing of these arrangements is at the discretion of the supplier. As the original liability to our suppliers remains, including amounts due and scheduled payment dates, and is neither legally extinguished nor substantially modified, the Group continues to present such obligations within trade payables and includes payments to the processors within cash from operations. Included within trade and other payables at September 30, 2026 is an amount of $42 million (December 31, 2025 $84 million) where suppliers have received payments from the processors.

Ardagh Metal Packaging S.A.

Cautionary Statement Regarding Forward-Looking Statements

This document may contain estimates and “forward-looking” statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts and are inherently subject to known and unknown risks and uncertainties, many of which may be beyond our control. Forward-looking statements are not a guarantee of future performance and actual results or developments may differ materially from expectations. The words “believe,” “expect,” “anticipate,” “will,” “could,” “would,” “should,” “may,” “plan,” “estimate,” “intend,” “predict,” “potential,” “continue,” and the negatives of these words and other similar expressions generally identify forward-looking statements. Any forward-looking statements in this document are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions, expected future developments, and other factors we believe are appropriate in the circumstances. It is possible that actual events could differ materially from those made in or suggested by the forward-looking statements in this document from our current expectations and projections about future events at the time due to a variety of factors including, but not limited to, the following:

an increase in metal beverage can manufacturing capacity without a corresponding increase in demand;  competition from other metal packaging producers and alternative forms of packaging; concentration of our customers or suppliers, or changes in our customers’ or suppliers’ strategic choices, such as whether to prioritize price or volume requirements; a significant write-down of goodwill; varied seasonal demands for our products and unseasonable weather conditions; changes in consumer lifestyle, nutritional preferences, health-related concerns and warnings, health-related drug developments, social media influence and consumer taxation; further consolidation of our existing customer base; availability and any increase in the costs of raw materials, including as a result of changes in tariffs and duties and our inability to fully pass through input costs; stability of energy supply and increase in energy prices, including in Europe as a result of the ongoing Russia-Ukraine war; our relationships with our suppliers, including maintenance of existing payment and credit terms, and reliance on their ability to make timely deliveries due to factors such as supply chain disruption; changes in the economic, political, credit, and/or financial environment in which we operate, which could have a material adverse effect on our business, such as reducing demand for our products; currency, interest rate and commodity price fluctuations; any pandemics or disease outbreaks that may have adverse impacts on worldwide economic activity and our business; interruption in the operations of our production facilities including through infrastructure failure caused by physical damage; acquisitions, including with respect to successful integration; organized strikes or work stoppages by our unionized employees; dependence on our executive and senior management, and other highly skilled personnel; costs and future funding obligations associated with post-retirement benefits provided to our employees; data protection, data breaches, cyberattacks on our IT systems and network disruptions, including the costs and reputational harm associated with such events; impact of climate change, both physical and transitional, as well as those associated with the failure to meet our sustainability targets; environmental, health and safety concerns, as well as legal, regulatory or other measures to address such concerns and associated costs to us; legislation and regulation, including costs of compliance and changes to laws and regulations governing our business; workplace injury and illness claims at our production facilities; failure of our control measures and systems that result in faulty or contaminated products and potential related reputational risk; litigation, arbitration and other proceedings; insufficient or prohibitively expensive insurance coverage; failure to maintain an effective system of disclosure controls and internal controls over financial reporting; risk relating to the Services Agreement; risks relating to our capital structure, including our substantial debt profile, ability to raise new financing or refinance existing financing, and ability to comply with the covenants in our financing agreements; risks relating to the ownership of our Ordinary Shares, including those associated with the activities of our shareholders and our position as a company controlled by the Ardagh Group and our status as a Luxembourg company and a foreign private issuer; and other risks and uncertainties described in the risk factors described in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and any other public filings made by us with the SEC.

Ardagh Metal Packaging S.A.

Any forward-looking statements in this document are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions, expected future developments, and other factors we believe are appropriate in the circumstances. Forward-looking statements are not a guarantee of future performance and actual results or developments may differ materially from expectations. In addition, new risk factors and uncertainties emerge from time to time, and it is not possible for us to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual events to differ materially from those contained in any forward-looking statements. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. While we continually review trends and uncertainties affecting our results of operations and financial condition, we do not assume any obligation to update or supplement any particular forward-looking statements contained in this document.

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014. The person responsible for the release of this information on behalf of Ardagh Metal Packaging Finance plc and Ardagh Metal Packaging Finance USA LLC is Stephen Lyons, Investor Relations Director.

Ardagh Metal Packaging S.A.